SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 29, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	6528O	December 27, 2006

07020318

SUPPL

PROCESSED

JAN 17 2007

THOMSON FINANCIAL

dw 1/16

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

12/27/06 06:38 AM

To "eleanor.besserman@elementis.com <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:6528O
Elementis PLC
27 December 2006

Elementis plc ("the Company")

In accordance with the Transparency Directive's transitional provision 6, the Company announces that it has an issued and voting share capital of 441,690,742 ordinary shares of 5p each. The Company holds 19,901 ordinary shares as treasury shares. Therefore, the total number of voting rights in Elementis plc is 441,670,841.

The above figure may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Kathryn Silverwood
Company Secretary

27 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRAKOKNKBDDQBB

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 22, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	6145O	December 22, 2006

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

12/22/06 09:07 AM

To "eleanor.besserman@elemenus.com" <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:6145O
Elementis PLC
22 December 2006

Elementis PLC
22 December 2006

Elementis plc ("the Company")

The Company announces that it was notified on 22 December 2006 under Section 198
of the Companies Act 1985 that as at 19 December 2006 Barclays plc was
interested in 21,855,721 Ordinary Shares of 5p each in the Company. These
holdings represent 4.95% of the issued Ordinary Share capital of the Company as
at 19 December 2006.

Kathryn Silverwood
Company Secretary
22 December 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFSFFTLFFIR